FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2009.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Results of Own Share Repurchase through J-NET

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on February 12, 2009, in Kyoto, Japan

Nidec Announces Results of Own Share Repurchase through J-NET

Nidec Corporation (NYSE: NJ; the “Company”) announced today the Company has repurchased its own shares through Osaka Securities Exchange’s J-NET in accordance with its press release issued on February 10, 2009.

The details of the repurchase are as follows:

1. Reason for share repurchase:	To ensure flexible capital structure responding to changing business environment.
2. Class of shares repurchased:	Common stock
3. Total number of shares repurchased:	3,500,000 shares
4. Total amount of repurchase:	15,435,000,000 yen
5. Date of repurchase:	Thursday, February 12, 2009
6. Method of repurchase:	Repurchased through J-NET, the Osaka Securities Exchange

(Reference 1)

Details of the Company’s press release regarding the own share repurchase through J-NET (announced on February 10, 2009)

Class of shares to be repurchased:	Common stock
Number of shares to be repurchased:	Up to 3,500,000 shares
Amount of shares to be repurchased:	Up to 15,435,000,000 yen

(Reference 2)

Total number of shares issued and treasury stock as of February 12, 2009:

- Total number of shares issued (excluding treasury stock):	139,292,442 shares
- Treasury stock held:	5,782,638 shares

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